INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

June 8, 2017

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-217562)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 19, 2017, on the Registrant’s registration statement filed on Form N-14 relating to the proposed reorganization of Capital Innovations Global Resources and Infrastructure Fund (the “Acquired Fund”), a series of RidgeWorth Funds (the “Trust”), into Oak Ridge Global Resources & Infrastructure Fund, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”), respectively.

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Funds’ Form N-14 registration statement (the “Amendment”) that will be filed separately.

General

1.	Please add the ticker symbols for the Funds under the series and class identifier information.

Response: The Registrant has added the ticker symbols for the Funds as requested.

2.	Please confirm the Acquired Fund is the accounting survivor to the reorganization.

Response: The Registrant so confirms.

3.	Please confirm that the Prospectus and Statement of Additional Information (“SAI”) of the Acquiring Fund will not be used to offer shares to investors until after the Reorganization is complete.

Response: The Registrant so confirms.

Questions and Answers

4.	Please add a separate question and answer regarding the tax consequences of the reorganization.

Response: The Registrant has added the following to the Questions and Answers:

“Question: What is the tax impact on my investment?

Answer: The Reorganization generally is not expected to result in recognition of gain or loss by the Acquired Fund or its shareholders for federal income tax purposes. As a condition to the closing of the Reorganization, the Acquiring Fund and the Acquired Fund will obtain an opinion of counsel regarding the tax consequences to shareholders. This opinion will be filed with the SEC after the close of the Reorganization and available on the SEC’s website at www.sec.gov.”

5.
Please add to the response to the question “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund” and in each instance elsewhere in the Combined Proxy Statement/Prospectus where applicable, the reasons why the operating fees and expenses of each class of shares of the Acquiring Fund are expected to be higher than those of the corresponding classes of the Acquired Fund following the Reorganization.

Response: The second sentence of the response to the question “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund” has been revised as follows:

“Following the Reorganization, the total annual fund operating fees and expenses of each class of shares of the Acquiring Fund are expected to be higher than those of the corresponding classes of the Acquired Fund ~~following the Reorganization~~ due to the differences in other expenses, including accounting, administration, transfer agency, custody and auditing fees.”

Combined Proxy Statement and Prospectus

Proposal 1

6.	The fifth paragraph under “Overview” includes a comparison of the service providers for the Funds. Please consider putting this information in a table format.

Response: The Registrant has revised the disclosure as requested.

7.
The second and third sentences in the sixth paragraph under “Overview” state “[t]he Board of the Trust can replace Capital Innovations with another unaffiliated sub-adviser without shareholder approval under the terms of the Order. Oak Ridge does not have an exemptive order to hire and replace unaffiliated sub-advisers without shareholder approval.” The Staff views this information as a material difference between the Trust and the Registrant. Please add this information to the Questions and Answers – How will this affect my investment?

Response: The Registrant has added the following to “How will this affect my investment?” in the Questions and Answers:

“The primary differences will be (1) the investment adviser to the Acquiring Fund, (2) the service providers that provide Third Party Service Arrangements to the Acquiring Fund, (3) the Acquiring Fund will be a series of IMST instead of the Trust, and (4) the Acquiring Fund will be governed by a different board of trustees than the Acquired Fund. In addition, RidgeWorth and the Trust, including the Acquired Fund, have obtained an exemptive order (the “Order’) from the SEC permitting RidgeWorth, on behalf of the Acquired Fund and subject to the approval of the Trust’s Board of Trustees, including a majority of the Board members who are not “interested persons” (as the term is defined in the 1940 Act) of the Trust, to hire unaffiliated sub-advisers and to modify any existing or future sub-advisory agreements with an unaffiliated sub-adviser without shareholder approval. Under the terms of the Order, the Board of the Trust can replace Capital Innovations with another unaffiliated sub-adviser without shareholder approval. Oak Ridge, the investment adviser to the Acquiring Fund, does not have an exemptive order permitting it to hire and replace unaffiliated sub-advisers without shareholder approval. Therefore, shareholder approval would be required to replace Capital Innovations as a sub-adviser of the Acquiring Fund.”

8.	Please confirm that the information provided in the Fees and Expenses Tables is based on the Acquired Fund’s current fees and expenses.

Response: The Registrant has updated the information provided in the Fees and Expense Tables for the Acquired Fund as of March 31, 2017.

9.
The second sentence in footnote #3 to the Fees and Expenses Table for the Class A Shares and Class C Shares and the second sentence in footnote #1 to the Fees and Expenses Table for Class I Shares state “[t]his agreement may be terminated upon written notice to RidgeWorth by the Trust.” Please clarify whether this sentence should be revised to state the written notice is provided by the Board of the Trust, rather than the Trust.

Response: The Registrant has revised the sentences in applicable footnotes to the Fees and Expenses Tables as follows:

“This agreement may be terminated upon written notice to RidgeWorth by the Board of the Trust.”

10.
The third sentence in footnote #3 to the Fees and Expenses Table for Class A Shares and Class C Shares and the third sentence in footnote #1 to the Fees and Expense Table for Class I Shares state “[u]nder the agreement, RidgeWorth may retain the difference between the contractual expense limitations identified above and the actual total expenses to recapture any of its prior contractual waivers or reimbursements at a date not to exceed three years form the date of such waivers or reimbursements.” Please explain what is meant by “retain the difference.”

Response: The sentence has been revised as follows:

“Under the agreement, RidgeWorth may ~~retain~~ seek reimbursement from the Fund of the ~~difference between~~ excess of (i) the contractual expense limitations identified above over ~~and~~ (ii) the actual total expenses, to recapture any of its prior contractual waivers or reimbursements at a date or dates not to exceed three years from the date of each such waiver~~s~~ or reimbursement~~s~~.”

11.
The last sentence in footnote #3 to the Fees and Expenses Table for Class A Shares and Class C Shares, and the last sentence in footnote #1 to the Fees and Expenses Table for Class I Shares state “[s]uch repayments will be made monthly, but only to the extent that such repayments would not cause the annualized total expense ratio to exceed either the contractual expense limitation in place currently or at the time the waiver or reimbursement was made.” Please explain why there would be repayments if RidgeWorth is entitled to retain the difference as discussed in the previous comment.

Response: Please see the response to comment #10 above.

12.
The last sentence in footnote #4 to the Fees and Expenses Table for Class A Shares and Class C Shares, and the last sentence in footnote #2 to the Fees and Expenses Table for Class I Shares state the Fund’s adviser “is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the adviser. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or provide an analysis as to why three full fiscal years is appropriate.

Response: The Registrant has revised the sentence to indicate that the adviser is permitted to seek reimbursement from the Fund for a period ending three full years after the date of the waiver or payment.

13.	Please provide the completed Example in the correspondence filing in advance of filing the Pre-Effective Amendment.

Response: The Registrant has updated the information in the Example as follows:

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in the Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that the Fund’s Total Annual Fund Operating Expenses and Net Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund (Class A Shares)	$710	$1,220	$1,756	$3,214
Acquired Fund (Class C Shares)	$319	$909	$1,623	$3,517
Acquiring Fund (Class A Shares) (Pro forma)	$710	$1,201	$1,919	$3,813
Acquired Fund (Class I Shares)	$118	$628	$1,164	$2,632
Acquiring Fund (Class I Shares) (Pro forma)	$118	$588	$1,301	$3,200
You would pay the following expenses if you did not redeem your shares:
	One Year	Three Years	Five Years	Ten Years
Acquired Fund (Class A Shares)	$710	$1,220	$1,756	$3,214
Acquired Fund (Class C Shares)	$219	$909	$1,623	$3,517
Acquiring Fund (Class A Shares) (Pro forma)	$710	$1,201	$1,919	$3,813
Acquired Fund (Class I Shares)	$118	$628	$1,164	$2,632
Acquiring Fund (Class I Shares) (Pro forma)	$118	$588	$1,301	$3,200

14.
Please apply all applicable comments provided with respect to the Acquiring Fund’s registration statement filing pursuant to Rule 485(a) Post-Effective Amendment No. 855 (“PEA No. 855”) to the Combined Proxy Statement and Prospectus including Appendix B.

Response: The Registrant confirms all applicable comments below have been incorporated into the Combined Proxy Statement and Prospectus including Appendix B.

Prospectus

Summary Section

Fees and Expenses of the Fund

(a) Please consider removing the parenthetical in Maximum Deferred Sales Charge since there are none.

Response: The Registrant has made changes consistent with the Staff’s comment.

(b) Similar to comment #12 discussed above, footnote 2 provides that the Fund’s adviser “is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the adviser. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or provide an analysis as to why three full fiscal years is appropriate

Response: Please see the Registrant’s response in comment #12 above.

Principal Investment Strategies

(c) The first sentence of the first paragraph under Principal Investment Strategies states “[u]nder normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of issuers that are primarily engaged in the ownership, development, exploration, production, distribution or processing of natural resources.” Please disclose the criteria to determine a company that is engaged in natural resources.

Response: The Registrant notes that the fourth paragraph under Principal Investment Strategies discusses what is meant by Natural Resources Companies and has revised it as follows:

“Natural Resources Companies:
Natural resources companies are companies that are primarily engaged in (i.e., have a majority of their assets committed to, or derive a majority of their revenue or profits from) the ownership, development, exploration, production, distribution or processing of natural resources, as well as companies that are suppliers to firms producing natural resources. For these purposes, “natural resources” include energy sources (such as electricity and gas utilities, and gas/oil refining),alternative energy (such as uranium, coal, nuclear, hydrogen, wind, solar and fuel cells) precious and other metals, forest products, real estate, food and agricultural products, and other basic commodities.”

(d) The first sentence of the first paragraph indicates that the Fund intends to invest in the securities of issuers that are primarily engaged in the ownership, development, exploration, production, distribution or processing of natural resources and infrastructure. Please revise this sentence since exploration and processing are not applicable to infrastructure.

Response: The Registrant has revised the sentence as follows, consistent with the disclosure in the registration statement filed on Form N-14:

“Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of natural resources and infrastructure companies. ~~issuers that are primarily engaged in the ownership, development, exploration, production, distribution or processing of natural resources and infrastructure.~~”

(e) The second sentence of the first paragraph states “[t]he Fund may invest in securities of companies that are suppliers to firms producing natural resources, and in instruments with economic characteristics similar to natural resources securities.” Does this sentence apply to the Fund’s 80% investment policy? If so, please revise the sentence to indicate it is part of the Fund’s 80% investment policy.

Response: The Registrant has revised the sentence to indicate that it is part of the Fund’s 80% investment policy as follows:

“For purposes of this investment policy, the Fund may also invest in securities of companies that are suppliers to firms producing natural resources, and in instruments with economic characteristics similar to natural resources securities, such as publicly traded master limited partnership interests (“MLPs”).”

(f) In the second sentence of the first paragraph it indicates the Fund may invest in instruments with economic characteristics similar to natural resources securities. Do these instruments include derivatives? If so, please state that the Fund may invest in derivatives. In addition, confirm in the correspondence filing that derivatives will be valued based on market value and not notional value.

Response: The Fund’s principal investment strategies do not include investments in derivatives. The Registrant confirms that any investment in derivatives as part of the Fund’s non-principal investment strategies will be valued based on market value. The Registrant has revised the sentence as indicated in comment #14(e) above.

(g) Please include a definition of a natural resource for purposes of the Fund’s 80% investment policy in the first paragraph.

Response: Please see the Registrant’s response in Item #14 (c) above.

(h) With respect to the paragraph under Infrastructure Companies, is this intended to mean these are the securities of issuers primarily engaged in infrastructure (i.e., they are part of the Fund’s 80% investment policy)?

Response: The Registrant confirms that this paragraph is intended to describe the Fund’s definition of such Infrastructure Companies for purposes of its 80% investment policy.

(i) The last sentence of the paragraph under Natural Resources Companies states “[n]atural resources may include, for example, energy sources, precious and other metals, forest products, real estate, food and agriculture, and other basic commodities.” Please revise the sentence to definitively state what natural resources includes.

Response: Please see the Registrant’s response to Item #14(c) above.

(j) The fourth paragraph discusses the Sub-Adviser’s screening process for investments. Is the strategy the Sub-Adviser employs a growth strategy or a value strategy? Please disclose this in the paragraph.

Response: The Sub-Adviser’s strategy is a blend of value and growth. The Registrant has added the following sentence to the paragraph:

“At any given time the Sub-Adviser may invest in securities with growth and/or value characteristics.”

(k) The fifth paragraph indicates the Fund may invest in securities of issuers anywhere in the world. Does the Fund intend to invest in emerging markets? If so, please provide disclosure regarding emerging markets and a corresponding risk factor.

Response: The Registrant notes that investments in emerging markets will not be a principal strategy of the Fund. The Registrant has therefore made no revisions to the disclosure.

(l) The last sentence of the fifth paragraph discusses investments that are deemed to be “foreign” which includes “it is a foreign currency.” Please confirm this is appropriate and explain if the Fund only uses currency as its criteria, how is it that the Fund is tied economically to a foreign currency.

Response: The noted disclosure means that the Fund may invest in foreign currencies. The Registrant believes it is appropriate to consider a foreign currency to be a foreign investment.

(m) Please confirm whether the Fund’s investments in exchange-traded funds (“ETFs”) are a principal or non-principal investment strategy. Also, consider whether an acquired fund fees and expenses line item needs to be added the Fees and Expenses table.

Response: The Registrant confirms that the Fund’s investments in ETF’s are a non-principal investment strategy. The Registrant, however, does expect to have acquired fund fees and expenses; therefore, a line item has been added to the Fees and Expenses table.

(n) If the Fund’s principal investment strategies include investments in ETFs, please disclose that the Fund will consider the holdings of the ETFs when it determines compliance with its own 80% investment policy.

Response: The Registrant confirms that the Fund’s investments in ETFs are a non-principal investment strategy.

Performance

(o) In the Average Annual Total Returns table, the Fund includes the S&P Global Natural Resources Index for comparison. The Fund must include a broad-based securities market index for comparing its performance information in accordance with Item 4(b)(2)(iii) of Form N-1A and the Investment Company Release No. 19382 dated April 6, 1993.

Response: The Registrant has modified the Average Annual Total Returns table as follows:
Average Annual Total Returns for Periods Ended December 31, 20--16	One Year	Since Inception September 28, 2012
Class I - Return Before Taxes	29.97%	5.07%
Class I - Return After Taxes on Distributions*	29.39%	4.68%
Class I – Return After Taxes on Distributions and Sale of Fund Shares*	17.38%	3.89%
Class A – Return Before Taxes	22.08%	3.36%
MSCI ACWI Index (reflects no deduction for fees, expenses or taxes)	7.86%	7.98%
S&P Global Natural Resources Index (reflects no deduction for fees, expenses or taxes)	31.45%	-2.15%

More About the Fund’s Investment Objective, Principal Investment Strategies and Risks

(p) Please apply all applicable comments from the Summary Section to the Fund’s principal investment strategies and principal risks of investing sections under Item 9 of Form N-1A.

Response: The Registrant confirms all applicable comments have been incorporated.

Your Account with the Fund

(q) Please confirm that all sales loads are described in the Prospectus.

Response: The Registrant confirms that all sales loads are described in the Fund’s Prospectus.

(r) The last sentence in the paragraph under “Exchange Privilege” states “[g]enerally, there are no sales charges on exchanges of Class A and Class I shares; however, please contact the Fund or your financial intermediary for further information.” Please confirm the accuracy of this statement.

Response: The Registrant has revised the sentence as follows:

“~~Generally,~~ There are no sales charges on exchanges of Class A and Class I shares.~~; however, please contact the Fund or your financial intermediary for further information~~.”

Appendix A – Waivers and Discounts Available from Intermediaries

(s) Under “Waiver of Initial Sales Charge on Purchases of Class A Shares by Certain Financial Institutions” it states that no initial sales charge is imposed on purchases of Class A shares by the certain financial institutions that offer Fund shares in self-directed investment brokerage accounts. Please confirm whether this is accurate for the Fund as there was no reference to self-directed investment brokerage accounts in the Prospectus.

Response: The Registrant has removed references to self-directed investment brokerage accounts since it is not applicable.

SAI

Other Investment Strategies, Policies and Risks

(t) Please confirm whether the Fund’s investments in ETFs are a principal or non-principal investment strategy. If the Fund’s investments in ETFs are a principal investment strategy, please move the ETF disclosure under Principal Investment Strategies, Policies and Risks.

Response: The Registrant confirms that the Fund’s investments in ETFs are a non-principal investment strategy.

Investment Restrictions

(u) The Fund’s fundamental policies include that the Fund may not invest 25% or more of its total assets, calculated at the time of purchase, in any one industry (other than securities held by the U.S. Government, its agencies or instrumentalities), except that the Fund will concentrate (that is, invest 25% or more of its net assets) in the natural resources and infrastructure groups of industries. The Commission staff believes that the natural resources and infrastructure group of industries are not sufficiently related industries to be aggregated for purposes of the 25% concentration policy. Please revise the disclosure to state the Fund will concentrate in each of the natural resources and infrastructure group of industries.

Response: The requested change has not been made. The Registrant notes that neither Form N-1A nor Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that industries be “related” for purposes of a Fund’s concentration policy. Items 4(a), Item 9(b) and Item 16(c) of Form N-1A each require disclosure of any Fund policy to concentrate investments “in a particular industry or group of industries.” Section 8 of the 1940 Act requires a recital in the registration statement of the Fund’s policy with respect to “concentrating investments in a particular industry or group of industries.” For purposes of its concentration policy, the Fund intends to treat natural resources and infrastructure as a group of industries.

(v) Please add disclosure that the Fund will consider the investments of the underlying funds in which the Fund may invest when applying its concentration policy.

Response: The Fund will not invest in underlying funds as part of its principal investment strategies; therefore, no disclosure has been added.

15.
Under “Comparison of Principal Investment Strategies” the disclosure for the Acquiring Fund indicates that the Acquiring Fund may invest in securities of issuers located anywhere in the world, except that the Fund may invest a higher percentage in U.S. issuers when the Sub-Adviser deems market conditions unfavorable to foreign companies. The Acquiring Fund’s PEA No. 855 provides that the Fund will invest at least 30% in foreign issuers. Please revise the disclosure to be consistent with the Prospectus disclosure in PEA No. 855.

Response: The Registrant has revised the disclosure in the “Comparison of Principal Investment Strategies” as follows:

“Same as the Acquired Fund, except that the Fund may invest a higher percentage in U.S. issuers when the Sub-Advisor deems market conditions unfavorable to foreign companies, in which case the Fund will invest at least 30% of its assets in foreign issuers.”

16.
Under “Comparison of Principal Investment Strategies” the Acquiring Fund indicates that investments in ETFs are not a principal strategy, however, the Prospectus filed in PEA No. 855 for the Acquiring Fund indicates that the Acquiring Fund may invest in ETFs as part of its principal investment strategy. If such investment is a principal investment strategy of the Acquiring Fund, so indicate in the table setting forth the Acquiring Fund’s principal investment strategies. If such investment is not a principal investment strategy of the Acquiring Fund, revise the disclosure in Appendix B to the N-14 and the Acquiring Fund’s Prospectus accordingly.

Response: The Registrant confirms that the Acquiring Fund’s investments in ETFs are a non-principal investment strategy. The Registrant has therefore revised the disclosure in Appendix B to the N-14 accordingly.

17.	Consider whether the Acquiring Fund should add a small-cap company risk factor in the “Comparison of Principal Investment Risks” since the Fund may invest in companies of any capitalization.

Response: The Registrant has revised the following disclosure:

“Small-Cap and Mid-Cap Company Risk. The securities of small and mid-capitalization companies may be subject to more abrupt or erratic market movements and may have lower trading volumes or more erratic trading than securities of larger, more established companies or market averages in general. In addition, such companies typically are more likely to be adversely affected than large capitalization companies by changes in earning results, business prospects, investor expectations or poor economic or market conditions.”

18.
In the “Comparison of Principal Investment Risks” the Acquiring Fund’s industry concentration risk states that it is the same as the Acquired Fund except that the concentration is aggregated in the natural resources and infrastructure groups of industries. The Commission staff believes that the natural resources and infrastructure groups of industries are not sufficiently related industries to be aggregated for purposes of the concentration policy. Please revise the disclosure to indicate that the Acquiring Fund’s investments will be concentrated in each of the natural resources and infrastructure group of industries.

Response: Please see the response to Item #14(u) above.

19.
 In the “Comparison of Principal Investment Risks” there is no ETF risk factor for the Acquiring Fund. However, in PEA No. 855 for the Acquiring Fund indicates that investments in ETFs are a principal investment strategy. Please reconcile whether the Acquiring Fund’s principal investment strategies include investments in ETFs and if so, add a corresponding risk factor.

Response: The Registrant confirms that the Fund’s investments in ETFs are a non-principal investment strategy. The Registrant has reconciled the disclosure accordingly.

20.
In the “Comparison of Principal Investment Risks” the Acquiring Fund lists “Tax Risk” as a factor, however, there is no corresponding risk factor in the Acquiring Fund’s PEA No. 855 Prospectus. If this is a principal risk factor, please revise the Acquiring Fund’s Prospectus accordingly.

Response: The Registrant will include “Tax Risk” in the next post-effective amendment filing for the Acquiring Fund.

21.	Under “Comparison of Investment Restrictions”, please highlight the differences if any or provide a statement that the investment restrictions for the Acquired Fund and the Acquiring Fund are similar.

Response: The Registrant has revised the disclosure as follows:

“The fundamental and non-fundamental limitations of the Acquired Fund and the Acquiring Fund are set forth in the following table. The fundamental and non-fundamental investment limitations are substantially similar for the Acquired Fund and Acquiring Fund. The fundamental limitations may only be amended with shareholder approval.”

22.
Under “Comparison of Investment Advisory Agreements” the investment advisory agreements for RidgeWorth and Oak Ridge are discussed. Please add a discussion regarding the sub-advisory agreement between RidgeWorth and Capital Innovations and the sub-advisory agreement between Oak Ridge and Capital Innovations. Please highlight the similarities and differences between those sub-advisory agreements.

Response: The Registrant has provided the requested disclosure.

23.
The third paragraph under “Comparison of Investment Advisory Agreements” discussed RidgeWorth’s ability to recapture any of its prior contractual waivers or reimbursements. Does RidgeWorth’s right to recapture fees waived or reimbursed terminate if the Reorganization is completed?

Response: RidgeWorth’s ability to recapture any of its prior contractual waivers or reimbursements will terminate upon the completion of the Reorganization. The Registrant has added the following disclosure to the paragraph:

“Following the Reorganization, RidgeWorth will not be entitled to recapture any of its prior contractual waivers or reimbursements.”

24.
Under “Board Considerations Relating to the Proposed Reorganization” the last bullet point with respect to the various Board considerations states “that an agreement was entered into between [ ], in which [ ] will be paid a fee by [ ] for, among other things, helping to obtain Board and shareholder approval for the Reorganization, to the extent consistent with its fiduciary duties, and pre- and post-closing transition services.” Please provide the completed statement in the correspondence filing in advance of filing the Pre-Effective Amendment.

Response: The Registrant has removed this last bullet point since it is not applicable.

25.	Under “Federal Income Tax Consequences” please disclose if any capital loss carryovers are available and whether these carryovers are subject to expiration or limitation.

Response: As of March 31, 2017, the Acquired Fund had the following accumulated short-term and long-term capital loss carry forwards which are not subject to expiration or limitation:

Short Term	Long Term	Total
$416,457	$303,871	$720,328

26.
Under “Federal Income Tax Consequences” if any of the Acquired Fund’s holdings will be sold in connection with the Reorganization, please disclose the following: (i) the estimate of percentages of the Acquired Fund’s portfolio that will be sold in connection with the Reorganization; (ii) the portfolio transaction costs expected to be generated as a result of these trades; and (iii) the estimated impact to shareholders regarding capital gain distributions including per share amounts.

Response: The Acquired Fund’s sub-advisor will only sell securities as part of the Acquired Fund’s ordinary course of business and does not intend to sell securities as a result of the Reorganization.

27.
Under “Key Information about the Reorganization – Comparison of Forms of Organization and Shareholder Rights”, (i) add a comparison of shareholder voting rights, including what percentage of vote is required; (ii) what is the quorum standard for each Fund; (iii) whether actions can be taken by shareholders by written consent; and (iv) whether Trustees can amend the organizational documents and by what vote.

Response: The Registrant has revised the disclosure as requested.

28.
Under “Key Information about the Reorganization - Capitalization” please provide the completed Capitalization Table in the correspondence filing in advance of filing the Pre-Effective Amendment. Date the Capitalization Table within 30 days of the filing of next Pre-Effective Amendment.

Response: The Registrant has revised the disclosure as follows:

The following table shows, as of May 31, 2017, the capitalization of the Acquired Fund and the pro forma combined capitalization of the Acquiring Fund, giving effect to the proposed Reorganization as of that date:

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund
Class A Shares(1)	$1,357,843	$10.84	125,229.890
Class C Shares(2)	$303,447	$10.59	28,650.640
Acquiring Fund (Pro forma)
Class A Shares	$1,661,290	$10.84	153,880.530

Acquired Fund
Class I Shares (3)	$6,900,614	$10.89	633,572.620
Acquiring Fund (Pro forma)
Class I Shares	$6,900,614	$10.89	633,572.620

(1)	Class A Shares of the Acquired Fund will be exchanged for Class A Shares of the Acquiring Fund.
(2)	Class C Shares of the Acquired Fund will be exchanged for Class A Shares of the Acquiring Fund.
(3)	Class I Shares of the Acquired Fund will be exchanged for Class I Shares of the Acquiring Fund.

29.
Under “Additional Information About the Fund – Investment Adviser, Sub-Adviser and Portfolio Managers” it appears that Michael Underhill and Susan Dambekaln have been jointly and primarily responsible for managing the Acquired Fund and will continue to do so for the Acquiring Fund. Please revise the disclosure to indicate that Mr. Underhill and Ms. Dambekaln are jointly and primarily responsible for the day-to-day management of the Acquiring Fund.

Response: The Registrant has revised the disclosure as follows:

“Mr. Underhill and Ms. Dambekaln will continue to ~~serve as the portfolio managers of~~ be jointly and primarily responsible for the day-to-day management of the Acquiring Fund following the Reorganization.”

Proposal 2

30.	Please explain in the correspondence filing why the Trust is not seeking shareholder approval of the sub-advisory agreement between RidgeWorth and Capital Innovations.

Response: As discussed in the registration statement, Virtus Investment Partners, Inc. has agreed to purchase RidgeWorth (the “Transaction”), which will result in a change in control of RidgeWorth. The closing of the Transaction is expected to occur in mid-2017. Upon the closing of the Transaction, RidgeWorth’s current investment advisory agreement with the Trust will automatically terminate due to the change in control. The termination of the investment advisory agreement will also result in the termination of the sub-advisory agreement between RidgeWorth and Capital Innovations. To avoid an interruption in investment advisory and sub-advisory services for the Acquired Fund between the close of the Transaction and the close of the Reorganization, the Board of Trustees of the Trust has approved, pursuant to Rule 15a-4 under the 1940 Act, an interim investment advisory agreement with RidgeWorth and an interim sub-advisory agreement between RidgeWorth and Capital Innovations. After the closing, the interim agreements will go into effect to permit time to solicit shareholder approval of the Reorganization. Rule 15a-4 requires, in part, that all compensation earned under an interim agreement must be held in an interest-bearing escrow account pending shareholder approval of a new agreement with the adviser entity. If shareholders do not approve a new agreement with the adviser entity, the adviser entity will receive for its services under an interim agreement the lesser of (i) the costs it incurred in performing such services (plus interest earned on that amount) or (ii) the amount in the escrow account (plus interest earned).

Because RidgeWorth will not continue as investment adviser to the Acquired Fund after the Reorganization, a new investment advisory agreement with RidgeWorth is not a feature of the proposal to approve the Reorganization. Therefore, to ensure that RidgeWorth can receive the full amount of the escrowed advisory fees it earns during the period between the closing of the Transaction and the closing of the Reorganization, shareholders are being asked to approve a new investment advisory agreement between RidgeWorth and the Trust, on behalf of the Acquired Fund. This new agreement will be superseded by the investment advisory agreement between IMST and Oak Ridge, on behalf of the Acquiring Fund, upon the closing of the Reorganization. A new sub-advisory agreement with Capital Innovations, however, is a feature of the proposal to approve the Reorganization, and, therefore, Capital Innovations will receive the full amount of the escrowed sub-advisory fees if the Reorganization is approved by shareholders. As a result, separate shareholder approval of a new sub-advisory agreement with Capital Innovations is not necessary.

31.	Please disclose why the Trust and RidgeWorth are not seeking shareholder approval of the sub-advisory agreement between RidgeWorth and Capital Innovations.

Response: The Registrant has added the following disclosure:

“Because a new sub-advisory agreement with Capital Innovations is a feature of the proposal to approve the Reorganization, shareholders are not being asked to separately approve the new sub-advisory agreement.”

32.
Add a discussion of the provisions of Section 15(f) of the Investment Company Act of 1940, as amended, and whether the requirements under that Section are satisfied in connection with the Reorganization.

Response: The Registrant does not believe Section 15(f) is applicable, as no interest in RidgeWorth or RidgeWorth’s investment advisory contract with respect to the Fund is being sold to Oak Ridge or Capital Innovations as part of the Reorganization.

Voting Information

33.
Under “Voting Securities and Principal Holders” it states “[a]s of the Record Date, there were [ ] shares were outstanding and entitled to vote at the Special Meeting.” Please provide the Record Date information separately for each class of shares.

Response: The Registrant has revised the disclosure to provide the number of outstanding shares separately for each class of shares as follows:

“As of the Record Date, ~~there were [ ] shares~~ the following shares were outstanding and entitled to vote at the Special Meeting:

Class	Number of Shares
Class A Shares	125,424.15
Class C Shares	28,650.64
Class I Shares	636,339.79
Total	790,414.57

Miscellaneous Information

34.
Under “Information Filed with the SEC” it states that the reports, proxy statements, registration statements and other information filed by the Trust may be inspected at various regional officers of the SEC. Please confirm that accuracy of this information.

Response: The Registrant has revised the disclosure to remove references to the various regional offices.

Part C - Exhibits

35.
Legal Bulletin No. 19 requires that the opinion as to tax matters provided as an exhibit to the N-14 (i) include a statement of counsel consenting to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement, and (ii) not include any statements that it may only be relied upon by the addressee. Please confirm that the opinion and consent of counsel as to the legality of the securities and the tax opinion will comply with Legal Bulletin No. 19.

Response: The Registrant confirms the opinion and consent of counsel as to the legality of the securities and the tax opinion will comply with the requirements of Legal Bulletin No. 19 and will be filed as exhibits to the Proxy Statement.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary